UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SCYNEXIS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811292101
(CUSIP Number)

May 7, 2014
(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811292101	Page 2 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Alta BioPharma Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,240,575(a)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,240,575(a)
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,575(a)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 14.7%(b)
12.		Type of Reporting Person PN

(a)
Alta BioPharma Partners II, L.P. (“ABPIII”) has sole voting and dispositive control over 1,240,575 shares of common stock (“Common Stock”) of Scynexis, Inc. (the “Issuer”), except that Alta BioPharma Management II, LLC (“ABMII”), the general partner of ABPII, and Farah Champsi (“Champsi”), the director of ABMII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABPII is set forth in Attachment A hereto.

(b)
The percentage set forth in row (11) is based on an aggregate of 8,452,641 shares of Common Stock outstanding as reported in the Issuer’s final prospectus dated May 2, 2014, filed with the United States Securities and Exchange Commission on May 2, 2014.

CUSIP No. 811292101	Page 3 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Alta BioPharma Management II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,240,575(d)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,240,575(d)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,575da)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 14.7%(b)
12.		Type of Reporting Person OO

(d)	ABMII shares voting and dispositive power over the 1,240,575 shares of Common Stock beneficially owned by ABPII. Additional information about ABMII is set forth in Attachment A hereto.

CUSIP No. 811292101	Page 4 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Alta Embarcadero BioPharma Management II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 45,736(e)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 45,736(e)
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 45,736(e)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.5%(b)
12.		Type of Reporting Person OO

(e)
Alta Embarcadero BioPharma Partners II, LLC (“AEBPII”) has sole voting and dispositive control over 45,736 shares of Common Stock, except that Champsi, the managing director of AEBPII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about AEBPII is set forth in Attachment A hereto.

CUSIP No. 811292101	Page 5 of 10 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Farah Champsi
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,286,311(h)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,286,311(h)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,311(h)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 15.2%(b)
12.		Type of Reporting Person IN

(h)
Champsi shares voting and dispositive control over the 1,240,575 shares of common stock beneficially owned by ABPII, and the 45,736 shares of Common Stock beneficially owned by AEBPII.  Additional information about Champsi is set forth in Attachment A hereto.

CUSIP No. 811292101	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:
Scynexis, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
3501 C Tricenter Boulevard, Durham, NC 27713
Item 2(a).	Name of Persons Filing:
Alta BioPharma Partners II, L.P. (“ABPII”) Alta BioPharma Management II, LLC (“ABMII”) Alta Embarcadero BioPharma Partners II, LLC (“AEBPII”) Farah Champsi (“FC”)
Item 2(b).	Address of Principal Business Office or, if none, Residence:
One Embarcadero Center, Suite 3700 San Francisco, CA 94111
Item 2(c).	Citizenship:
	Entities:	ABPII	Delaware
		ABMII	Delaware
		AEBPII	California

	Individuals:	FC	United States
Item 2(d).	Title of Class of Securities:	Common Stock
Item 2(e).	CUSIP Number:	811292101
Item 3.	Not applicable

Item 4.	Ownership.

Please see Attachment A

CUSIP No. 811292101	Page 7 of 10 Pages

		ABPII	ABMII	AEBPII	FC
(a)	Beneficial Ownership	1,240,575	1,240,575	45,763	1,286,311
(b)	Percentage of Class	14.7%	14.7%	0.5%	15.2%
(c)	Sole Voting Power	1,240,575	-0-	45,763	-0-
	Shared Voting Power	-0-	1,240,575	-0-	1,286,311
	Sole Dispositive Power	1,240,575	-0-	45,763	-0-
	Shared Dispositive Power	-0-	1,240,575	-0-	1,286,311

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS
A:	Joint Filing Statement

CUSIP No. 811292101	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 13, 2014

Alta BioPharma Partners II, L.P.		Alta BioPharma Management II, LLC
By:	Alta BioPharma Management II, LLC	By:

By:	/s/ Farah Champsi	By:	/s/ Farah Champsi

Alta Embarcadero BioPharma Partners II, LLC

By:	/s/ Farah Champsi
Farah Champsi, Manager

/s/ Farah Champsi
Farah Champsi

CUSIP No. 811292101	Page 9 of 10 Pages

Exhibit A
Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:	May 13, 2014

Alta BioPharma Partners II, L.P.		Alta BioPharma Management II, LLC
By:	Alta BioPharma Management II, LLC	By:

By:	/s/ Farah Champsi	By:	/s/ Farah Champsi

Alta Embarcadero BioPharma Partners II, LLC

By:	/s/ Farah Champsi
Farah Champsi, Manager

/s/ Farah Champsi
Farah Champsi

CUSIP No. 811292101	Page 10 of 10 Pages

Attachment A

Alta BioPharma Partners II, L.P. beneficially owns 1,240,575 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners II, LLC beneficially owns 45,736 shares Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management II, LLC is the general partner of Alta BioPharma Partners II, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund.

Ms. Farah Champsi is the director of Alta BioPharma Management II, LLC, and the manager of Alta Embarcadero BioPharma Partners II, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.